Exhibit 99.2

UNDERWRITING AGREEMENT

August 24, 2012

Sandstorm Gold Ltd.

Suite 1400, 400 Burrard Street

Vancouver, BC V6C 3A6

Attention:              Nolan Watson

President and Chief Executive Officer

Dear Sirs:

Based upon and subject to the terms and conditions set out below, Cormark Securities Inc., as lead underwriter and sole book-runner, (the “Lead Underwriter”), National Bank Financial Inc., Paradigm Capital Inc., BMO Nesbitt Burns Inc., Casimir Capital Ltd., Canaccord Genuity Corp. and TD Securities Inc. (together with the Lead Underwriter, the “Underwriters” and each individually, an “Underwriter”) hereby offer to purchase from Sandstorm Gold Ltd. (the “Company”) and the Company hereby agrees to sell to the Underwriters 13,050,000 units (the “Units”), each such Unit consisting of one common share of the Company (a “Common Share”) and one-third of one Common Share purchase warrant of the Company (each whole Common Share purchase warrant, a “Warrant”) at a price (the “Offer Price”) of $10.00 per Unit, for aggregate gross proceeds to the Company of $130,500,000, and the Underwriters agree to arrange for substituted purchasers for the Units resident in the Qualifying Jurisdictions (as hereinafter defined), provided that the failure of the Underwriters to arrange for substituted purchasers shall not relieve the Underwriters of their purchase obligations contained herein, subject to the terms and conditions set out below.

The Warrants shall be created and issued pursuant to a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date (as hereinafter defined) between the Company and Computershare Trust Company of Canada (or such other entity as the Company and the Lead Underwriter may agree, acting reasonably) (the “Warrant Agent”) in its capacity as warrant agent thereunder. Each Warrant shall entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of US$14.00 at any time prior to 5:00 p.m. (Toronto time) on the date that is five years following the Closing Date.

In addition, the Company hereby grants to the Underwriters an option (the “Over-Allotment Option”), exercisable by the Lead Underwriter, on its own behalf and on behalf of the other Underwriters, to purchase up to an additional 1,957,500 units of the Company, representing 15% of the number of initial Units issued pursuant to the Offering (the “Additional Units”), at a price per Additional Unit equal to the Offer Price, for the purposes of covering over-allotments, if any. The Over-Allotment Option may be exercisable by the Underwriters in respect of: (i) Additional Units at the Offer Price; or (ii) additional Common Shares (the “Additional Shares”) at a price of $9.49 per Additional Share; or (iii) additional Warrants (the “Additional Warrants”) at a price of $1.53 per Additional Warrant; or (iv) any combination of Additional Units and/or Additional Shares and/or Additional Warrants, so long as the aggregate number of Additional Shares and Additional Warrants which may be issued under the Over-Allotment Option does not exceed 1,957,500 Additional Shares and 652,500 Additional Warrants. In the event that the Over-Allotment Option is exercised, any Additional Units and/or Additional Shares and/or Additional Warrants issued thereunder shall be deemed to form part of the Offering for the purposes hereof and all of the terms and conditions relating to the closing of the Offering shall apply to the Over-Allotment closing. The Over-Allotment Option will be exercisable in whole or in part, at the sole discretion of the Lead Underwriter, for a period of 30 days from the closing of the purchase and sale of the Units, as more particularly described in Section 11. The Units and/or Additional Units and/or Additional Shares and/or Additional Warrants are collectively referred to herein as the “Offered

Securities”. The offer and sale of the Units, and the offer and sale of the Additional Units, Additional Shares and/or Additional Warrants, if any, is collectively referred to as the “Offering”. Notwithstanding anything contained in this Underwriting Agreement to the contrary or the use of the term “Offered Securities,” the parties hereto agree that no Additional Units and/or Additional Shares and/or Additional Warrants shall be offered, sold or distributed in the United States or to, or for the account or benefit of, any U.S. Persons in the Offering.

With the exception of the Province of Québec, the Offered Securities will be distributed in each of the provinces of Canada by the Underwriters pursuant to the Final Prospectus (as hereinafter defined) and in the United States or to, or for the account or benefit of, U.S. Persons solely on a private placement basis to Accredited Investors (as hereinafter defined) by the Underwriters or their U.S. Affiliates (as hereinafter defined) in reliance upon Rule 506 of Regulation D under the U.S. Securities Act pursuant to the U.S. Private Placement Memorandum (as hereinafter defined) and Schedule “A” hereto (and any exhibit thereto). Subject to applicable law, including U.S. Securities Laws (as hereinafter defined) and the terms of this agreement (the “Underwriting Agreement”), the Offered Securities may also be distributed outside Canada and the United States where they may be lawfully sold on a basis exempt from the prospectus, registration and similar requirements of any such jurisdictions.

The Underwriters and the Company understand that although this Underwriting Agreement is presented on behalf of the Underwriters as purchasers,  the Underwriters may arrange for substituted purchasers resident in the United States or to, or for the account or benefit of, U.S. Persons solely (“Substituted Purchasers”) in connection with the private placement of the Units in the United States but only in accordance with the U.S. Securities Act and the provisions of this Underwriting Agreement and, without limiting the foregoing, specifically Schedule “A” to this Underwriting Agreement (and any exhibit thereto).  It is further understood that the Underwriters agree to purchase or cause to be purchased the Units, and that this commitment is not subject to the Underwriters being able to arrange Substituted Purchasers.  Each Substituted Purchaser shall purchase Units at the Offer Price and to the extent that Substituted Purchasers purchase Units at the closing of the Offering, the obligations of the Underwriters to do so will be reduced by the number of Units purchased by Substituted Purchasers from the Company.

Based on the foregoing and upon and subject to the terms, representations and warranties and conditions of this Underwriting Agreement, the Underwriters hereby severally, and not jointly, nor jointly and severally, in their respective percentages set out in Section 18 of this Underwriting Agreement, agree on a “bought deal” basis to purchase the Units from the Company, and by its acceptance hereof, the Company agrees to issue and sell to the Underwriters, on the Closing Date, the Units and the Additional Securities (as hereinafter defined), if applicable.

The Underwriters shall have the right to invite one or more investment dealers (other than with respect to sales in the United States or to, or for the account or benefit of, U.S. Persons, which shall only be conducted by U.S. Affiliates) (each, a “Selling Firm”) to form a selling group to participate in the soliciting of offers to purchase the Units and the Underwriters have the exclusive right to control all compensation arrangements between the members of the selling group. The Underwriters shall comply, and ensure that any Selling Firm shall agree with the Underwriters to comply, with all applicable laws in connection with the Offering and with the covenants and obligations given by the Underwriters herein.

The Underwriters and the Company acknowledge that Schedule “A” (and any exhibit thereto) forms a part of this Underwriting Agreement and is hereby incorporated by reference herein.

The following are the terms and conditions of the agreement between the Company and the Underwriters:

TERMS AND CONDITIONS

Section 1               Definitions and Interpretation

(1)           In this Underwriting Agreement:

“Accredited Investors” “ means those “accredited investors” specified in Rule 501(a) (1), (2), (3), (6) or (7) of Regulation D and any entity in which all of the equity owners are such accredited investors;

“affiliate”, “associate”, “distribution” “material fact”, “material change”, and “misrepresentation” shall have the respective meanings ascribed thereto in the Securities Act (Ontario);

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Brigus” means Brigus Gold Corp., a corporation existing under the laws of Canada;

“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in the cities of Toronto, Ontario or Vancouver, British Columbia;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Qualifying Jurisdictions;

“CDS” means CDS Clearing and Depository Services Inc.;

“Closing Date” means September 7, 2012 or any earlier or later date as may be agreed to by the Company and the Underwriters, each acting reasonably, but will in any event not be later than the date that is 42 days after a receipt is issued for the Final Prospectus by the Securities Regulators;

“Common Shares” means the common shares in the capital of the Company;

“Company’s Auditors” means such firm of chartered accountants as the Company may have appointed or may from time to time appoint as auditors of the Company;

“Documents Incorporated by Reference” means all financial statements, management information circulars, annual information forms, material change reports, business acquisition reports or other documents filed by the Company, whether before or after the date of this Underwriting Agreement, that are required to be incorporated by reference into the Preliminary Prospectus, the Final Prospectus or any Supplementary Material;

“Donner” means Donner Metals Ltd., a corporation existing under the laws of Canada;

“Final Prospectus” means the (final) short form prospectus, including all of the Documents Incorporated by Reference, prepared by the Company and relating to the distribution of the Offered Securities and for which a receipt has been issued by the British Columbia Securities Commission on its own behalf and on behalf of each of the other Securities Regulators;

“Financial Statements” means the financial statements of the Company included in the Documents Incorporated by Reference, including the notes thereto together with any report thereon prepared by the Company’s Auditors as at and for the periods included therein;

“Governmental Authority” means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, and any governmental department, commission, board, bureau, agency or instrumentality, including, without limitation, the Securities Regulators;

“Institutional Accredited Investor” means those “accredited investors” specified in paragraphs (1), (2), (3) and (7) Rule 501(a) of Regulation D, and entities in which all the equity owners are otherwise Institutional Accredited Investors;

“Luna” means Luna Gold Corp., a corporation existing under the laws of Canada;

“Material Adverse Effect” means any fact or state of facts, circumstance (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), change, effect, occurrence or event which either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of the Company and its subsidiaries, on a consolidated basis;

“Material Subsidiaries” means, collectively: (i) Sandstorm Gold (Barbados) Limited, a company incorporated under the laws of Barbados and (ii) Sandstorm Gold (Canada) Limited, a company incorporated under the laws of the Province of British Columbia;

“Metanor” means Metanor Resources Inc., a corporation existing under the laws of Canada;

“NYSE MKT” means the NYSE MKT LLC;

“Offering Documents” means, collectively, the Preliminary Prospectus, the Final Prospectus, any Prospectus Amendment, any Supplementary Material and the U.S. Private Placement Memorandum;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Over-Allotment Closing Date” means the third Business Day after written notice of exercise of the Over-Allotment Option is delivered to the Company, or any earlier or later date as may be agreed to in writing by the Company and the Underwriters, each acting reasonably but in no event later than 30 days from the Closing Date;

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority or court, where the context requires;

“Preliminary Prospectus” means the preliminary short form prospectus of the Company dated August 24, 2012, including all of the Documents Incorporated by Reference, prepared by the Company and relating to the distribution of the Offered Securities and for which a receipt has been issued by the British Columbia Securities Commission on its own behalf and on behalf of each of the other Securities Regulators;

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus, in each case including all of the Documents Incorporated by Reference;

“Prospectus Amendment” means any amendment to any or all of the Preliminary Prospectus or the Final Prospectus required to be prepared and filed by the Company under Canadian Securities Laws in connection with the Offering;

“Purchasers” means, collectively, each of the purchasers of Units arranged by the Underwriters pursuant to the Offering, including, if applicable, the Underwriters;

“Qualifying Jurisdictions” means, collectively, each of the Provinces of Canada, other than Quebec;

“Regulation D” means Regulation D under the U.S. Securities Act;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Rambler” means Rambler Metals and Mining PLC, a corporation incorporated and existing under the laws of England and Wales and Rambler Metals and Mining Canada Ltd., a corporation incorporated and existing under the laws of Newfoundland and Labrador;

“Santa Fe” means Santa Fe Gold Company, a corporation incorporated and existing under the laws of the State of Delaware;

“Securities Laws” means, unless the context otherwise requires, all applicable securities laws in each of the Qualifying Jurisdictions and the United States and the applicable securities laws of all other jurisdictions other than the Qualifying Jurisdictions and the United States in which the Offered Securities are offered, as applicable, and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such jurisdictions;

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Qualifying Jurisdictions;

“SilverCrest” means SilverCrest Mines Inc., a corporation existing under the laws of the Province of British Columbia;

“subsidiary” means a subsidiary for purposes of the Securities Act (Ontario);

“Supplementary Material” means, collectively, any Prospectus Amendment, any amendment to any of the other Offering Documents or any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Applicable Securities Laws relating to the qualification for distribution of the Offered Securities;

“Third-Party Properties” means, collectively, the properties comprising each of the Aurizona Mine, the Santa Elena Mine, the Summit Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine and the Bracemac-McLeod Mine (in each case, as defined in the Prospectus);

“Time of Closing” means 8:00 a.m. (Toronto time) on the Closing Date or the Over-Allotment Closing Date, as applicable, or any other time on the Closing Date or the Over-Allotment Closing Date, as applicable, as may be agreed to by Company and the Underwriters;

“TSXV” means the TSX Venture Exchange;

“United States” and “U.S.”  means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliates” means the U.S. registered broker-dealer affiliates of the Underwriters;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Person” means a U.S. person as that term is defined in Regulation S;

“U.S. Private Placement Memorandum” means the U.S. private placement memorandum or “wrap”, in a form satisfactory to the Underwriters and the Company, acting reasonably, the preliminary version of which will be attached to the Preliminary Prospectus and the final version of which will be attached to the Final Prospectus, each to be delivered to each offeree and purchaser of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons that is an Accredited Investor in accordance with Schedule “A” hereto (and any exhibit thereto);

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made thereunder;

“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws;

“Warrant Agent” means Computershare Trust Company of Canada;

“Warrant Certificates” means the certificates representing the Warrants; and

“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants (subject to adjustment in accordance with the terms of the Warrant Indenture).

(2)                                  Headings, etc. The division of this Underwriting Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Underwriting Agreement.  Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Underwriting Agreement.

(3)                                  Currency. Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

(4)                                  Capitalized Terms. Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

(5)                                  Schedules. The following Schedules are attached to this Underwriting Agreement and are deemed to be part of and incorporated in this Underwriting Agreement:

Schedule	Title

“A”	United States Offers and Sales

Section 2               Filing of Preliminary and Final Prospectus

(1)                                  The Company shall use its reasonable best efforts to satisfy all comments with respect to the Preliminary Prospectus as soon as possible after receipt of such comments. The Company shall on August 31, 2012, or such later date as the Underwriters and the Company may agree, acting reasonably (provided that comments of the Securities Regulators have been resolved and each of the Securities Regulators has cleared the Company to file the Final Prospectus), have prepared and filed under Canadian Securities Laws, and shall have obtained a receipt therefor from or on behalf of each of the Qualifying Jurisdictions by 5:00 p.m. (Vancouver time) on such date, the Final Prospectus and other related documents relating to the proposed distribution in Canada of the Offered Securities and shall have taken all other steps and proceedings that may be necessary to be taken by the Company in order to qualify the Offered Securities for distribution (or distribution to the public, as the case may be) in each of the other Qualifying Jurisdictions by the Underwriters under Canadian Securities Laws by such date.

(2)                                  Until the date on which the distribution of the Offered Securities is completed, the Company will promptly take, or cause to be taken, all additional steps and proceedings for which it has responsibility or control that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Securities or, in the event that the Offered Securities have, for any reason, ceased so to qualify, to so qualify again the Offered Securities, as applicable, for distribution.

Section 3               Delivery of Preliminary Prospectus, Final Prospectus and Related Matters

(1)                                  The Company shall deliver or cause to be delivered without charge to the Underwriters, as soon as practicable and in any event no later than 5:00 p.m. (Vancouver time) on August 27, 2012 in the case of the Preliminary Prospectus, and no later than the next business day after a receipt is obtained from the British Columbia Securities Commission for the Final Prospectus in the City of Toronto and within 48 hours in such other cities in the Offering Jurisdictions as the Underwriters shall notify the Company in writing, as many commercial copies of the Preliminary Prospectus and the Final Prospectus, respectively, (and in the event of any Prospectus Amendment, such Prospectus Amendment) in the English language, as the Underwriters may reasonably request in writing to the Company no later than 5:00 p.m. (Vancouver time) on August 24, 2012 for the purposes contemplated by the Canadian Securities Laws. The Company will similarly cause to be delivered to the Underwriters, in such cities in the Offering Jurisdictions as the Underwriters may reasonably request in writing to the Company, commercial copies of any Supplementary Material required to be delivered to purchasers or prospective purchasers of the Offered Securities. Each delivery of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material will have constituted and constitute the Company’s consent to the use of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material by the Underwriters for the distribution of the Offered Securities in the Qualifying Jurisdictions in compliance with the provisions of this Underwriting Agreement and Canadian Securities Laws.

(2)                                  The Company shall deliver or cause to be delivered without charge to the Underwriters, as soon as practicable and in any event no later than 5:00 p.m. (Vancouver time) on August 27, 2012 in the case of the U.S. Private Placement Memorandum prepared in connection with the Preliminary Prospectus, and no later than the next business day after a receipt is obtained from the British Columbia Securities Commission for the Final Prospectus, in the City of Toronto and within 48 hours in such other cities in the Offering Jurisdictions as the Underwriters shall notify the Company in writing, no later than 5:00 p.m. (Vancouver time) on August 24, 2012, as many commercial copies of the U.S. Private Placement Memorandum (and in the event of any

Prospectus Amendment, such amended U.S. Private Placement Memorandum) as the Underwriters may reasonably request for the purposes contemplated by the U.S. Securities Laws. Each delivery of the U.S. Private Placement Memorandum will have constituted and constitute the Company’s consent to the use of the U.S. Private Placement Memorandum by the Underwriters for the distribution of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons in compliance with the provisions of this Underwriting Agreement and U.S. Securities Laws.

(3)                                  Each delivery of the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum and any Supplementary Material to the Underwriters by the Company in accordance with this Underwriting Agreement will constitute the representation and warranty of the Company to the Underwriters that (except in each case for information and statements relating solely to the Underwriters and furnished by them or their counsel specifically for use in the Preliminary Prospectus, Final Prospectus, U.S. Private Placement Memorandum or Supplementary Material, as applicable), at the respective date of such document:

(a)                                  the information and statements contained in each of the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum and any Supplementary Material, together with the documents incorporated by reference therein: (i) contain no misrepresentation; and (ii) constitute full, true and plain disclosure of all material facts relating to the Offered Securities;

(b)                                 no material fact has been omitted from any of the Preliminary Prospectus, the Final Prospectus, the U.S. Private Placement Memorandum and any Supplementary Material, that is required to be stated in the document or is necessary to make the statements therein not misleading in light of the circumstances in which they were made; and

(c)                                  each of the Preliminary Prospectus, the Final Prospectus and the Supplementary Material complies in all material respects with Canadian Securities Laws.

(4)                                  The Company will also deliver to the Underwriters, without charge, contemporaneously with, or prior to the filing of, the Preliminary Prospectus and the Final Prospectus, unless otherwise indicated:

(a)                                  a copy of the Preliminary Prospectus and the Final Prospectus in the English language each manually signed on behalf of the Company, by the persons and in the form required by Canadian Securities Laws;

(b)                                 a copy of any other document filed with, or delivered to, the Securities Regulators by the Company under Canadian Securities Laws in connection with the Offering, including any document incorporated by reference in the Final Prospectus not previously filed on SEDAR;

(c)                                  a copy of the U.S. Private Placement Memorandum;

(d)                                 in the case of the Final Prospectus, evidence satisfactory to the Underwriters of the acceptance (or conditional acceptance) of the listing and posting for trading on the TSXV of the Common Shares and Warrants (subject to meeting minimum distribution requirements) comprising the Offered Securities, and the Warrant Shares issuable upon exercise of the Warrants, and of the listing and posting for trading on the NYSE MKT of the Common Shares and the Warrant Shares, subject only to satisfaction by the Company of customary post-closing conditions imposed by the TSXV and the NYSE MKT in similar circumstances (the “Standard Listing Conditions”); and

(e)                                  in the case of the Final Prospectus, a “long-form” comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, from the Company’s Auditors, and based on a review completed not more than two Business Days prior to the date of the letter, with respect to financial and accounting information relating to the Company included and incorporated by reference in the Final Prospectus, which letter shall be in addition to the auditor’s report contained in the Final Prospectus.

(5)                                  Opinions, comfort letters and other documents substantially similar to those referred to in this Section 3 will be delivered to the Underwriters and the Company, and their respective counsel, as applicable, with respect to any Supplementary Material, contemporaneously with, or prior to the filing of, any Supplementary Material.

Section 4               Material Changes During the Distribution of the Offered Securities

(1)                                  The Company will promptly inform the Lead Underwriter during the period prior to the completion of the distribution of the Offered Securities of the full particulars of:

(a)                                  any material change (whether actual, anticipated, threatened, contemplated, or proposed by, to, or against) (whether financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, assets, financial condition or capital of the Company, considered on a consolidated basis;

(b)                                 any material fact that has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had that fact arisen or been discovered on, or prior to, the date of the Offering Documents, as the case may be; or

(c)                                  any change in any material fact or any misstatement of any material fact contained in any of the Offering Documents, or the existence of any new material fact,

which change or new material fact is, or may reasonably be expected to be, of such a nature as:

(a)                                  to render any of the Offering Documents, as they exist taken together in their entirety immediately prior to such change or new material fact, misleading or untrue in any material respect or would result in any of such documents, as they exist taken together in their entirety immediately prior to such change or material fact, containing a misrepresentation;

(b)                                 would result in any of the Offering Documents, as they exist taken together in their entirety immediately prior to such change or material fact, not complying in any material respect with any Applicable Securities Laws;

(c)                                  would reasonably be expected to have a material effect on the market price or value of any of the Offered Securities or constitute a Material Adverse Effect; or

(d)                                 would be material to a prospective purchaser of the Offered Securities.

(2)                                 The Company shall comply with section 57 of the Securities Act (Ontario) and with the comparable provisions of Canadian Securities Laws, and the Company will prepare and will file promptly any Supplementary Material which, in the opinion of the Company, may be necessary, and will, until the distribution of the Offered Securities is complete, otherwise comply with all applicable filing and other requirements under Applicable Securities Laws arising as a result of such change necessary to continue to qualify the Offered Securities for distribution in each of the Qualifying Jurisdictions.

(3)                                  The Company and the Underwriters acknowledge that the Company is required by Canadian Securities Laws to prepare and file a Prospectus Amendment if at any time prior to the completion of the distribution of the Offered Securities, the Final Prospectus (as then amended) contains a misrepresentation. The Company will promptly prepare and file with the Securities Regulators any amendment or supplement thereto which in the opinion of the Company, acting reasonably, may be necessary or advisable to correct such misrepresentation.

(4)                                  In addition, if, during the period from the date hereof to the later of the Closing Date and the date of the completion of the distribution of the Offered Securities, it shall be necessary to file a Prospectus Amendment to comply with any Applicable Securities Laws, the Company shall, in co-operation with the Underwriters and their counsel, make any such filing as soon as reasonably possible.

(5)                                  In addition to the provisions of subsections 4(1) and 4(2) of this Underwriting Agreement, the Company will, in good faith, discuss with the Underwriters any change, event, development or fact, contemplated, anticipated, threatened, or proposed in subsections 4(1) and 4(2) that is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under Section 4 of this Underwriting Agreement and will consult with the Underwriters with respect to the form and content of any Supplementary Material proposed to be filed by the Company, it being understood and agreed that no such Supplementary Material will be filed with any Securities Regulator until the Underwriters and their legal counsel have been given a reasonable opportunity to review and approve such material, acting reasonably.

Section 5               Due Diligence

Prior to the Time of Closing and, if applicable, prior to the filing of any Supplementary Material, the Underwriters and their legal counsel will be provided with timely access to all information reasonably required to permit them to conduct a full due diligence investigation of the Company and its business operations, properties, assets, affairs and financial condition. In particular, the Underwriters shall be permitted to conduct all due diligence that they may, in their sole discretion, require in order to fulfil their obligations under Applicable Securities Laws, and in that regard, the Company will make available to the Underwriters and their legal counsel, on a timely basis, all corporate and operating records, material contracts, technical reports, feasibility studies, financial information, budgets, key officers, and other relevant information reasonably necessary in order to complete the due diligence investigation of the Company and its business, properties, assets, affairs and financial condition for this purpose, and without limiting the scope of the due diligence inquiries the Underwriters may conduct, to participate in one or more due diligence sessions to be held prior to the filing of the Preliminary Prospectus and the Final Prospectus. All information requested by the Underwriters and their counsel in connection with the due diligence investigations of the Underwriters will be treated by the Underwriters, their counsel and technical consultants as confidential and will only be used in connection with the Offering. It shall be a condition precedent to the Underwriters’ execution of any certificate in any Offering Document that the Underwriters be satisfied, acting reasonably, as to the form and content of the document. The Underwriters shall not unreasonably withhold or delay the execution of any such Offering Document required to be executed by the Underwriters and filed in compliance with Canadian Securities Laws for the purpose of the Offering.

Section 6               Conditions of Closing

The Underwriters’ obligations under this Underwriting Agreement (including the obligation to complete the purchase of the Offered Securities or any of them) are conditional upon and subject to:

(1)           Legal Opinions. The Underwriters receiving at the Time of Closing, favourable legal opinions, addressed to the Underwriters, from (A) Cassels Brock & Blackwell LLP, with respect to matters applicable to the laws of the Provinces of Ontario and British Columbia and (B) local counsel with respect to matters applicable to the laws of the Qualifying Jurisdictions other than the Provinces of Ontario and British Columbia, in each case, who may rely as to matters of fact, on certificates of the auditors and officers of the Company and other documentation standard for legal opinions in transactions of a similar nature, such as letters from the transfer agent and the conditional approval letter of the TSXV as to the issue and qualification of the Offered Securities for sale in the Qualifying Jurisdictions and as to such other matters as the Underwriters may reasonably request relating to the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, this Underwriting Agreement, the Warrant Indenture and other matters, in form and substance acceptable to the Underwriters, acting reasonably;

(2)           United States Legal Opinion. If any Units are sold to purchasers in the United States or to, or for the account or benefit of, U.S. Persons, the Underwriters receiving at the Time of Closing a favourable legal opinion addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from Neal, Gerber & Eisenberg LLP, United States counsel to the Company, to the effect that registration of the Units will not be required under the U.S. Securities Act, it being understood that no opinion shall be given with respect to the subsequent resale or transfer of any of the Common Shares or Warrants, or the issuance of Warrant Shares upon the exercise of Warrants or any resale or transfer of the Warrant Shares;

(3)           Corporate Secretary Certificate. The Underwriters shall have received at the Time of Closing a certificate, dated as of the Closing Date, signed by the Secretary of the Company, or such other officer(s) of the Company as the Underwriters may agree, certifying for and on behalf of the Company, and not in such officer’s personal capacity, to the best of the knowledge, information and belief of the person(s) so signing, with respect to: (i) the notice of articles and articles of the Company; (ii) the resolutions of the Company’s board of directors relevant to the issue and sale of the Offered Securities to be issued and sold by the Company and the authorization of the other agreements and transactions contemplated herein; and (iii) the incumbency and signatures of signing officer(s) of the Company;

(4)           Closing Certificate. The Company having delivered to the Underwriters, at the Time of Closing, a certificate dated the Closing Date addressed to the Underwriters and signed by the Chief Executive Officer and Chief Financial Officer of the Company or such other officers as the Underwriters may agree, certifying for and on behalf of the Company, and not in their personal capacities, after having made due inquiries, with respect to the following matters:

(a)           the Company having complied in all material respects with all the covenants and satisfied in all material respects all the terms and conditions of this Underwriting Agreement on its part to be complied with and satisfied at or prior to the Time of Closing;

(b)           no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Offered Securities or any other securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any Applicable Securities Laws or by any regulatory authority;

(c)           subsequent to the respective dates as at which information is given in the Final Prospectus, there having not occurred a material change relating to the Company on a consolidated basis, other than as disclosed in the Final Prospectus or any Supplementary Material, as the case may be;

(d)           the Final Prospectus contains no misrepresentation and constitutes full, true and plain disclosure of all material facts relating to the Offered Securities; and

(e)           the representations and warranties of the Company contained in this Underwriting Agreement and in any certificates of the Company delivered pursuant to or in connection with this Underwriting Agreement, being true and correct in all material respects as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, after giving effect to the transactions contemplated by this Underwriting Agreement;

(5)           Certificate of Transfer Agent. The Company having delivered to the Underwriters at the Time of Closing a certificate of Computershare Investor Services Inc., as registrar and transfer agent of the Common Shares, certifying as to the number of Common Shares issued and outstanding on the Business Day prior to the Closing Date;

(6)           Bring Down Auditor Comfort Letter. The Company having caused the Company’s Auditors to deliver to the Underwriters a comfort letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is two Business Days prior to the Closing Date, the information contained in the comfort letter referred to in subsection 3(4)(e) of this Underwriting Agreement;

(7)           No Termination. The Underwriters not having exercised any rights of termination set forth in Section 13 of this Underwriting Agreement;

(8)           Regulatory Approvals. The Underwriters shall have received at the Closing Time, evidence that all requisite approvals or conditional approvals of the appropriate regulatory authorities, the TSXV and the NYSE MKT required to be made or obtained by the Company in order to complete the Offering have been made or obtained;

(9)           Certificates. The certificates representing the Common Shares and the Warrants comprising the Units executed by the Company and countersigned by the transfer agent or Warrant Agent, as applicable, or as book-entry only securities in accordance with the “non-certificated inventory” rules and procedures of CDS, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably; and

(10)         Certificate of Good Standing. The Underwriters shall have received a certificate of good standing or similar certificate with respect to the jurisdiction in which the Company is incorporated.

Section 7               Representations and Warranties of the Company

(1)           The Company represents and warrants to the Underwriters and the U.S. Affiliates and acknowledges that each of them is relying upon such representations and warranties in connection with the Offering, that:

(a)           the Company is a corporation duly incorporated and validly existing under the laws of the Province of British Columbia, has all requisite corporate power and authority and is duly qualified to carry on its business as currently conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up, and the Company has all requisite power and authority to enter into each of this Underwriting Agreement, the Warrant Indenture and the Warrant Certificates and to carry out its obligations hereunder and thereunder;

(b)           the Company has been conducting its business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws and regulations;

(c)           the Company has no direct or indirect subsidiaries, other than the Material Subsidiaries and Sandstorm Gold (U.S.) Inc., Sandstorm Gold (Canada) Holdings Ltd., Whirlwind Capital Ltd. and Sandstorm Gold (Luxembourg) SARL, nor any investment or proposed investment in any person which, for the financial year ended December 31, 2011 accounted for or which is expected to account for, more than 5% of the assets or revenues of the Company or would otherwise be material to the business and affairs of the Company on a consolidated basis;

(d)           other than a pledge of the shares of Whirlwind Capital Ltd. and Sandstorm Gold (Barbados) Limited pursuant to a revolving credit agreement with the Bank of Nova Scotia, the Company owns, directly, all of the issued and outstanding shares of the Material Subsidiaries, all of the issued and outstanding shares of the Material Subsidiaries are issued as fully paid and non-assessable shares, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person, firm or company has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Company or the Material Subsidiaries of any interest in any of the shares in the capital of the Material Subsidiaries;

(e)           the Company holds all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold or the lack of good standing in respect of such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect.  In particular, without limiting the generality of the foregoing, the Company is not aware of any notice of proceedings relating to the revocation or adverse modification of any material mining or exploration permit or license of the Company, nor has it received notice of the revocation or adverse modification of, or any intention to revoke or modify, any mining claims, groups of claims, exploration rights, concessions or leases relating to any of the Third-Party Properties, where such revocation or modification would have a Material Adverse Effect;

(f)            except as otherwise disclosed in the Prospectus: (i) the Company does not know of any claim or the basis for any claim that might or could materially and adversely affect its right to use, transfer or otherwise exploit its property or assets, and, to the best of the knowledge of the Company, there is no claim or the basis for any claim that might or could materially and adversely affect the rights of Luna, SilverCrest, Santa Fe, Rambler,

Donner, Brigus or Metanor, as applicable, to use, transfer or otherwise exploit their respective rights relating to the Third-Party Properties; and (ii) the Company does not have any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to its property and assets;

(g)           the description of the Third-Party Properties set out in the Prospectus constitutes an accurate description of the Third-Party Properties and all material interests held or to be held by the Company therein, and no other property or assets are necessary for the conduct of the business of the Company as currently conducted or as contemplated to be conducted;

(h)           the Company is in compliance with the provisions of National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

(i)            to the best of the knowledge of the Company, all exploration activities on the Third-Party Properties as described in the Prospectus have been conducted in all material respects in accordance with good exploration practices;

(j)            the Company is a reporting issuer under the Securities Laws of each of the Qualifying Jurisdictions, is not in default of any requirement of such Securities Laws, is not included on a list of defaulting reporting issuers maintained by the Securities Regulators and will be, at the Time of Closing, a reporting issuer under the Securities Laws of each of the Qualifying Jurisdictions;

(k)           at the Time of Closing, all consents, approvals, permits, authorizations or filings as may be required to be made or obtained by the Company under the Securities Laws necessary for the execution and delivery of this Underwriting Agreement, the Warrant Indenture, the certificates representing the Common Shares and the Warrant Certificates (it being understood that Warrants may not be exercised in the United States or by, or on behalf or for the benefit of, a U.S. Person other than an initial purchaser thereof that is an Institutional Accredited Investor who satisfies the conditions set forth in the Warrant Indenture and reaffirms the representations set forth in the U.S. Private Placement Memorandum and applicable exhibits thereto, unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any, is available for the issuance of the Warrant Shares) and the consummation of the transactions contemplated hereby and thereby, will have been made or obtained, as applicable (other than the filing of reports required under applicable Securities Laws and the filing of standard documents with the TSXV, which documents shall be filed as soon as practicable after the Closing Date and, in any event, within the deadlines imposed by applicable Securities Laws or the TSXV);

(l)            the Company is in compliance with its timely and continuous disclosure obligations under the Canadian Securities Laws and the policies, rules and regulations of the TSXV and the NYSE MKT and, without limiting the generality of the foregoing, there has not occurred any material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, operations, financial condition or capital of the Company since June 30, 2012, which has not been publicly disclosed on a non-confidential basis and, except as may have been corrected by subsequent disclosure, all the statements set forth in all documents publicly filed by or on behalf of the Company pursuant to applicable Securities Laws, including the Documents Incorporated by Reference, were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such statements and the Company has not filed any confidential material change reports since the date of such statements which remains confidential as at the date hereof;

(m)          each of the execution and delivery of this Underwriting Agreement, the Warrant Indenture, the certificates representing the Common Shares, the Warrant Certificates and the certificates representing the Warrant Shares, the performance by the Company of its obligations hereunder or thereunder, the issue and sale of the Offered Securities hereunder and the consummation of the transactions contemplated in this Underwriting Agreement, including the issuance and delivery of the Offered Securities, and the issuance and delivery of the Warrant Shares upon the exercise of the Warrants (it being understood that Warrants may not be exercised in the United States or by, or on behalf or for the benefit of, a U.S. Person other than an initial purchaser thereof that is an Institutional Accredited Investor who satisfies the conditions set forth in the Warrant Indenture and reaffirms the representations set forth in the U.S. Private Placement Memorandum and applicable exhibits thereto, unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any, is available for the issuance of the Warrant Shares), do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company including, without limitation, applicable Securities Laws and the rules and regulations of the TSXV and the NYSE MKT; (B) the constating documents or resolutions of the directors or shareholders of the Company which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Company is a party or by which it is bound; or (D) any judgment, decree or order binding the Company or its property or assets;

(n)           except as disclosed in the Prospectus, the Company has not approved, has not entered into any binding agreement in respect of, or does not have any knowledge of:

(i)            the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise;

(ii)           the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or otherwise) of the Company; or

(iii)          a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Company;

(o)           the Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”)  and present fully, fairly and correctly in all material respects, the financial condition of the Company as at the dates thereof and the results of the operations and the changes in the financial position of the Company for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company, as applicable, and there has been no material change in accounting policies or practices of the Company since December 31, 2011, except as has been publicly disclosed in the Prospectus;

(p)           there are no material liabilities of the Company whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Financial Statements;

(q)           all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company have been paid, except where the failure to pay Taxes would not constitute an adverse material fact in respect of the Company or have a Material Adverse Effect.  All tax returns, declarations, remittances and filings required to be filed by the Company have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Company or have a Material Adverse Effect.  No examination of any tax return of the Company is currently in progress and there are no issues or disputes outstanding with a Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Company or have a Material Adverse Effect;

(r)            the Company has established on its books and records reserves that are adequate for the payment of all material Taxes not yet due and payable and there are no liens for Taxes on the assets of the Company, and there are no audits pending of the tax returns of the Company (whether federal, state, provincial, local or foreign) and there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any Governmental Authority of any deficiency that would result in a Material Adverse Effect;

(s)           the Company’s Auditors who audited the financial statements of the Company for the year ended December 31, 2011 and who provided their audit report thereon, are independent public accountants as required under applicable Securities Laws in Canada and are independent as required under applicable U.S. securities laws, are registered with the Public Company Accounting Oversight Board and there has never been a reportable disagreement (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations) between the Company and the Company’s Auditors;

(t)            other than as set out in the Prospectus, no person has or will have at the Time of Closing any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company of any unissued shares or securities of the Company;

(u)           other than as set out in the Prospectus, there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company;

(v)           except as disclosed in the Prospectus, none of the directors, officers or employees of the Company, any person who owns, directly or indirectly, more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company on a consolidated basis;

(w)          there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or, to the best of the Company’s knowledge, threatened against or affecting the Company, its directors, officers or employees at law or in equity or before or by any court, commission, board, bureau, agency or governmental agency of any kind whatsoever and, to the best of the Company’s knowledge, there is no basis therefor and the Company is not subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority which, either separately or in the aggregate, may have a Material Adverse Effect or that would adversely affect the ability of the Company to perform its obligations under this Underwriting Agreement, the Warrant Indenture or the Warrant Certificates and, to the knowledge of the Company, there is no basis therefor;

(x)            no legal or governmental proceedings or inquiries are pending to which the Company is a party or to which its property is subject that would result in the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by the Company which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect and, to the best of the Company’s knowledge, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Company or with respect to the Third-Party Properties;

(y)           no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority or other person is required of the Company in connection with the execution and delivery of or with the performance by the Company of this Underwriting Agreement except: (i) those which have been obtained or those which may be required and shall be obtained prior to the Time of Closing under applicable Securities Laws or the rules of the TSXV and the NYSE MKT including in compliance with applicable Securities Laws with regard to the distribution of the Units in the Qualifying Jurisdictions, and (ii) such post-closing notice filings with the Securities Regulators and the TSXV and the NYSE MKT as may be required in connection with the Offering, including under the U.S. Securities Act and related notice filings under applicable United States state securities laws as may be required in connection with the issue and sale of Units in the United States or to, or for the account or benefit of, U.S. Persons pursuant to the exemption from registration provided by Rule 506 of Regulation D under the U.S. Securities Act;

(z)            the Company is not in violation of its constating documents or in default of the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound;

(aa)         the Company owns or has the right to use under license, sub-license or otherwise all material intellectual property used by it in its business, including copyrights, industrial designs, trade marks, trade secrets, know how and proprietary rights, free and clear of any and all encumbrances;

(bb)         any and all of the agreements and other documents and instruments pursuant to which the Company holds its property and assets (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with their terms, the Company is not in default and, to the best of the Company’s knowledge, none of the other parties thereto are in default, of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all material leases, licences and claims pursuant to which the Company derives the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or claim.  None of the Third-Party Properties (or any interest in, or right to earn an interest in, any property) is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Prospectus;

(cc)         at the Time of Closing, each of this Underwriting Agreement and the Warrant Indenture shall have been duly authorized, executed and delivered by the Company and upon such execution and delivery each shall constitute a valid and binding obligation of the Company and each shall be enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(dd)         at the Time of Closing, all necessary corporate action will have been taken by the Company to carry out its obligations hereunder and to allot and authorize the issuance of the Common Shares and Warrants comprising the Units and the Warrant Shares underlying the Warrants in accordance with the provisions thereof, the Common Shares will be validly issued as fully paid and non-assessable shares, and upon the due exercise of the Warrants in accordance with the provisions thereof, the Warrant Shares will be validly issued as fully paid and non-assessable shares (it being understood that Warrants may not be exercised in the United States or by, or on behalf or for the benefit of, a U.S. Person other than an initial purchaser thereof that is an Institutional Accredited Investor who satisfies the conditions set forth in the Warrant Indenture and reaffirms the representations set forth in the U.S. Private Placement Memorandum and applicable exhibits thereto, unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any, is available for the issuance of the Warrant Shares);

(ee)         the Common Shares are listed and posted for trading on the TSXV and the NYSE MKT and all necessary notices and filings have been, or will be, made with and all necessary consents, approvals and authorizations obtained by the Company from the TSXV and the NYSE MKT to ensure that, subject to fulfilling the Standard Listing Conditions, the Common Shares, Warrants (subject to the satisfaction of minimum distribution requirements) and Warrant Shares will be listed and posted for trading on the TSXV upon their issuance and the Common Shares and the Warrant Shares will be listed and posted for trading on the NYSE MKT;

(ff)           no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any regulatory authority;

(gg)         the authorized capital of the Company consists of an unlimited number of Common Shares of which, as at the close of business on August 23, 2012, 70,518,771 Common Shares were issued and outstanding; common share purchase warrants to purchase up to 19,332,471 Common Shares were issued and outstanding and options to purchase up to 3,565,000 Common Shares were issued and outstanding;

(hh)         the Company has not made any loans to or guaranteed the obligations of any person which are material to the Company on a consolidated basis;

(ii)           the Company does not occupy any premises as tenant which are material to the Company;

(jj)           no insurance is necessary for the Company in respect of the loss or damage of any of the assets of the Company or in respect of its business and operations, other than directors’ and officers’ insurance held by the Company with a responsible insurer on a basis consistent with directors’ and officers’ insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Company has not failed to promptly give any notice of any material claim thereunder;

(kk)         Computershare Investor Services Inc. at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia, has been duly appointed as registrar and transfer agent for the Common Shares;

(ll)           at or prior to the Time of Closing, Computershare Trust Company of Canada shall have been duly appointed as warrant agent under the Warrant Indenture (it being understood that any Units issued in the United States or by, or on behalf or for the benefit of, a U.S. Person, shall be in certificated form);

(mm)       to the knowledge of the Company, none of the directors or officers of the Company or any associate or affiliate of any of the foregoing had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Company which materially affects the Company, is material to the Company or will have a Material Adverse Effect;

(nn)         the minute books and records of the Company made available to counsel for the Underwriters in connection with its due diligence investigation of the Company are all of the minute books and records of the Company and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Company;

(oo)         other than as disclosed in the Prospectus, the Company has not been and is not currently in violation, in connection with the ownership, use, maintenance or operation of its property and assets and, to the best of the knowledge of the Company, the Company is not aware of any violation, in respect of the Third-Party Properties, of any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters (collectively the “Environmental Laws”) which would have a Material Adverse Effect;

(pp)                          without limiting the generality of the immediately preceding subsection, other than as disclosed in the Prospectus, the Company does not have any knowledge of, and has not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either the Company or any of its property, assets or operations, or to the best of the knowledge of the Company any of the Third-Party Properties, relating to, or alleging any violation of any Environmental Laws; the Company is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Company nor any of its property, assets or operations, nor to the best of the knowledge of the Company any of the Third-Party Properties, is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority, in each case which could reasonably be expected to have a Material Adverse Effect;

(qq)                          other than as disclosed in the Prospectus, there are no orders, rulings or directives issued, pending or, to the best of the knowledge of the Company, threatened against the Company under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Company (including any leased premises) or, to the best of the knowledge of the Company,  there are no such orders, rulings or directives issued, pending or threatened in respect of any of the Third-Party Properties which would have a Material Adverse Effect;

(rr)                              other than as disclosed in the Prospectus, the Company is not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration activities) or non-compliance with Environmental Laws which could reasonably be expected to have a Material Adverse Effect and, to the best of the knowledge of the Company, the Company is not aware of any such liabilities or non-compliance in respect of the Third-Party Properties;

(ss)                            the Company is not aware of any threatened or pending change in the legislation governing the Company or affecting its business, operations, affairs or prospects which could reasonably be expected to have a Material Adverse Effect;

(tt)                                the Company is not aware of any licensing or legislation, regulation, by-law or other lawful requirement of any governmental body having lawful jurisdiction over the Company presently in force or to its knowledge, proposed to be brought into force that the Company anticipates it will be unable to comply with, to the extent that compliance is necessary, which would reasonably be likely to result in a Material Adverse Effect;

(uu)                          there has not been and there is not currently any labour disruption, grievance, arbitration proceeding or other conflict which could reasonably be expected to have a Material Adverse Effect, and the Company is in compliance with all provisions of all federal, provincial, local and foreign laws and regulations respecting employment practices, terms and conditions of employment and wages and hours, except where non-compliance with any such provisions would not have a Material Adverse Effect;

(vv)                          no union has been accredited or otherwise designated to represent any employees of the Company;

(ww)                    the Prospectus discloses, to the extent required by applicable Securities Laws in the Qualifying Jurisdictions, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(xx)                            the Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization, and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets;

(yy)                          all information which has been prepared by the Company relating to the Company and its business, affairs, operations, prospects, property and liabilities and either publicly disclosed, provided or made available to the Underwriters, including the Prospectus and all financial, marketing, sales and operational information provided to the Underwriters is, as of the date of such information, true and correct in all material respects, taken as a whole, and no fact or facts have been omitted therefrom which would make such information materially misleading;

(zz)                            the Company has not withheld and will not withhold from the Underwriters prior to the Time of Closing, any material facts relating to the Company or the Offering;

(aaa)                      the Company has not completed within 75 days prior to the date hereof any “significant acquisition” (as such term is used in item 10 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions) nor is it proposing any acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high, in each case that would require the inclusion of any additional financial statements or pro forma financial statements in the Prospectus pursuant to Canadian Securities Laws;

(bbb)                   the Company is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Final Prospectus there will be no documents required to be filed under applicable Securities Laws in connection with the Offering that will not have been filed as required;

(ccc)                      to the knowledge of the Company, none of the Company, its officers or directors is aware of any circumstances presently existing under which liability is or could reasonably be expected to be incurred under Part XXIII — Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario); and

(ddd)                   other than the Underwriters, there is no person acting or purporting to act at the request or on behalf of the Company that is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Underwriting Agreement.

Section 8               Additional Covenants of the Company

(1)                                  In addition to any other covenant of the Company set forth in this Underwriting Agreement, the Company covenants with the Underwriters that:

(a)                                  Stock Exchange Listings. The Company will file or cause to be filed with the TSXV all necessary documents and will take, or cause to be taken, all necessary steps to ensure that the Common Shares and Warrants comprising the Units and the Warrant Shares issuable upon exercise of the Warrants have been accepted (or conditionally accepted) for listing on the TSXV and the Common Shares and the Warrant Shares issuable upon exercise of the Warrants have been accepted (or conditionally accepted) for listing on the NYSE MKT once resale restrictions applicable to such securities under U.S. Securities Laws have been properly removed or are no longer in effect, prior to the filing of the Final Prospectus with the Securities Regulators, subject only to satisfaction by the Company of the Standard Listing Conditions, and the Company shall thereafter fulfil the Standard Listing Conditions within the time period prescribed by the TSXV and the NYSE MKT;

(b)                                 Status as a Reporting Issuer. The Company will use its best efforts to (i) maintain its status as a reporting issuer (or the equivalent thereof) not in default of the requirements of Canadian Securities Laws of each of the Qualifying Jurisdictions which have such a concept and (ii) maintain the Common Shares as a class of securities registered pursuant to Section 12 (b) or Section 12 (g) of the U.S. Exchange Act and file all required reports under Section 13 or 15(d) of the U.S. Exchange Act, to the date which is five years following the Closing Date, provided that this provision shall not be construed as limiting or restricting the Company to agree to a consolidation, business combination, amalgamation, arrangement, takeover bid or merger or other similar transaction even if the consideration being offered are not securities that are so listed and posted for trading;

(c)                                  Maintain Listing. The Company will use its best efforts to maintain the listing of the Common Shares and Warrants on the TSXV, the Toronto Stock Exchange (“TSX”) or such other recognized Canadian stock exchange or quotation system, and on the NYSE MKT, New York Stock Exchange, NASDAQ Stock Market or such other recognized U.S. national securities exchange, to the date that is five years following the Closing Date so long as the Company meets the minimum listing requirements of such an exchange or quotation system, provided that this provision shall not be construed as limiting or restricting the Company to agree to a consolidation, business combination, amalgamation, arrangement, takeover bid or merger or other similar transaction even if the consideration being offered are not securities that are so listed and posted for trading;

(d)                                 Other Filings. The Company will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and the Company will pay all filing fees required to be paid in connection with the transactions contemplated in this Underwriting Agreement;

(e)                                  Press Releases.  Subject to compliance with applicable law, any press release of the Company during the period of distribution of the Offered Securities will be provided in advance to the Lead Underwriter on behalf of the Underwriters, and the Company will use its reasonable commercial efforts to agree to the form and content thereof with the Lead Underwriter on behalf of the Underwriters, prior to the release thereof;

(f)                                    Use of Proceeds. The Company confirms its intention to use the net proceeds from the Offering in accordance with the descriptions set forth under the heading “Use of Proceeds” in the Final Prospectus; and

(g)                                 Blackout Period. During the period commencing on the date hereof and ending on the date which is 90 days following the Closing Date, the Company shall not, directly or indirectly, without the prior consent of the Lead Underwriter, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, issue or announce any offer, sale or other issuance of any Common Shares or securities convertible into Common Shares or agree to do so, save and except in conjunction with (i) the Offering, (ii) the grant or exercise of stock options and other similar issuances pursuant to the stock option plan of the Company and other share compensation arrangements, including the grant and issuance of restricted share rights pursuant to the restricted share unit plan of the Company; and (iii) the exercise of outstanding warrants.

Section 9               Covenants of the Underwriters

(1)                                  The Underwriters hereby covenant and agree with the Company as follows:

(a)                                  Offering Jurisdictions and Offer Price. During the period of distribution of the Units by or through the Underwriters, a U.S. Affiliate or a Selling Firm, the Underwriters will offer and sell, and the Underwriters will require any Selling Firm or U.S. Affiliate to agree to offer and sell, the Units to the public only in the Offering Jurisdictions or where they may lawfully be offered for sale or sold and only at the Offer Price; subject only to such reduction in the Offer Price as may permitted under Applicable Securities Laws and as described in the Offering Documents. For the purposes of this subsection 9(1)(a), the Underwriters shall be entitled to assume that the Units are qualified for distribution in any Qualifying Jurisdiction (other than the United States or to, or for the account or benefit of, U.S. Persons) where a receipt for the Final Prospectus shall have been obtained following the filing of the Final Prospectus;

(b)                                 Compliance with Securities Laws. The Underwriters will comply with, and will require any Selling Firm to agree to comply with, and will cause their respective U.S. Affiliates to comply with, this Underwriting Agreement (including any appendix or exhibit hereto) and Applicable Securities Laws in connection with the offer to sell and the distribution of the Offered Securities;

(c)                                  U.S. Offers and Sales. The Underwriters will not, and will require any U.S. Affiliate or Selling Firm to agree not to, directly or indirectly, solicit offers to purchase or sell the Offered Securities or deliver any Offering Document to purchasers so as to require registration of the Offered Securities or filing of a prospectus or registration statement with respect to those Offered Securities under the laws of any jurisdiction other than the Qualifying Jurisdictions, including, without limitation, the United States. Any offer or sales of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons will be made in accordance with the terms and conditions set out in Schedule “A” (and any exhibit thereto) to this Underwriting Agreement and by the Underwriters or their U.S. Affiliates. The terms and conditions and the representations, warranties and covenants of the parties contained in Schedule “A” (and any exhibit thereto) form part of this Underwriting Agreement, and the representations, warranties and covenants contained therein shall be true as of the date hereof and the Closing Date or any subsequent closing, as applicable;

(d)                                 U.S. Private Placement. The Underwriters will not and will require any Selling Firm or U.S. Affiliate to agree not to, directly or indirectly, solicit offers to purchase or sell the Offered Securities or deliver any Offering Document by means of any form of general solicitation or general advertising (within the meaning of Regulation D) in the United States or to, or for the account or benefit of, U.S. Persons;

(e)                                  Completion of Distribution. The Underwriters, and any Selling Firm appointed hereunder, will use their best efforts to complete the distribution of the Offered Securities as promptly as possible after the Time of Closing. The Underwriters will notify the Company as soon as possible when, in the Underwriters’ opinion, the Underwriters have ceased the distribution of the Offered Securities and, within 30 days after completion of the distribution, will provide the Company, in writing, with a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions where that breakdown is required by a Securities Regulator for the purpose of calculating fees payable to, or making filings with, that Securities Regulator. With respect to any Units sold in the United States or to, or for the account or benefit of, U.S. Persons, the Underwriters shall use their best efforts to provide to the Company, at least one Business Day prior to the Closing Date, a list of all purchasers of the Units in the United States or to, or for the account or benefit of, U.S. Persons, including (A) which Underwriter or U.S. Affiliates made each sale; (B) the address of residence of each such purchaser; and (C) the amount of Units purchased by each such purchaser;

(f)                                    Delivery of Underwriters’ Certificates.  Notwithstanding anything herein to the contrary, the Underwriters will, will cause their respective U.S. Affiliates, and will require any Selling Firm to agree to, deliver to the Company all such other documents and materials as may reasonably be required and as are customary in a transaction of this nature, including, as applicable, executed copy(ies) of all Underwriters’ Certificate(s) attached as Exhibit 1 to Schedule “A” to this Underwriting Agreement;

(g)                                 Delivery of Preliminary Prospectus and Final Prospectus.  Upon the Company obtaining the necessary receipts therefore from each of the Securities Regulators, the Underwriters shall deliver one copy of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material to each of the Purchasers (and the U.S. Private Placement Memorandum, as applicable) within one Business Day of receipt thereof; and

(h)                                 U.S. Restrictions on Warrants.  The Underwriters understand and agree, and will require any U.S. Affiliate or Selling Firm to understand and agree, that the Warrants may not be exercised in the United States or by, or on behalf or for the benefit of, a U.S. Person other than as initial purchaser that is an Institutional Accredited Investor thereof who satisfies the conditions set forth in the Warrant Indenture and reaffirms the representations set forth in the U.S. Private Placement Memorandum and applicable exhibits thereto, unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any, is available for the issuance of the Warrant Shares to the holder.

(2)                                  Liability on Default. No Underwriter shall be liable to the Company under this Section 9 with respect to a default by any of the other Underwriters.

Section 10                                      Closing

(1)                                  Location of Closing. The closing of the Offering will be completed at the offices of Cassels, Brock & Blackwell LLP in Vancouver, British Columbia at the Time of Closing.

(2)                                  Certificates. At the Time of Closing, subject to the terms and conditions contained in this Underwriting Agreement, the Company shall deliver to the Underwriters certificates representing the Common Shares and Warrants comprising the Units registered in the name of “CDS & Co.” or in such other name as the Lead Underwriter on behalf of the Underwriters may direct against payment of the purchase price by certified cheque, bank draft or wire transfer and payable to the Company or as it may direct. Notwithstanding the foregoing (it being understood that any Units issued in the United States or by, or on behalf or for the benefit of, a U.S. Person, shall be in certificated form), if the Company determines to issue any of the Offered Securities as book-entry only securities in accordance with the “non-certificated inventory” rules and procedures of CDS, then as an alternative or in addition to the Company delivering one or more definitive certificates representing the Offered Securities, the Underwriters will provide a direction to CDS with respect to the crediting of the Offered Securities to the accounts of participants of CDS as shall be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting.

(3)                                  Underwriting Fee. The Company will, at the Time of Closing and upon payment of the aggregate purchase price for the Units to the Company, deliver to the Underwriters the Underwriting Fee (as hereinafter defined), which may be made by the Company directing the Lead Underwriter to withhold such portion of the Underwriting Fee and expenses from the  aggregate gross cash proceeds received from the sale of the Offered Securities.

Section 11                                      Over-Allotment Option

(1)                                  The Company hereby grants to the Underwriters, for the purpose of covering over-allotments, if any, the Over-Allotment Option to purchase the Additional Units and/or Additional Shares and/or Additional Warrants (collectively, the “Additional Securities”) at the offering price set forth on the cover page of this Agreement. The Over-Allotment Option is exercisable in whole or in part at any time or times on or before 5:00 p.m. (Vancouver time) on the 30th day following the Closing Date. The Lead Underwriter, on behalf of the Underwriters, may exercise the Over-Allotment Option from time to time, in whole or in part, by delivering written notice to the Company (the “Over-Allotment Notice”) specifying the number of Additional Securities which the Underwriters wish to purchase. If the Underwriters exercise the Over-Allotment Option, the Underwriters shall, on the Over-Allotment Closing Date, which shall be a date that is not less than three Business Days and not more than seven Business Days after the date of the Over-Allotment Notice (such date to be specified by the Underwriters and agreed to by the Company), pay to the Company the aggregate purchase price for the Additional Securities so purchased by wire transfer, certified cheque or bank draft in Canadian currency payable at par in Vancouver, British Columbia against delivery of one or more certificates in definitive form representing the Additional Common Shares and Additional Warrants comprising the Over-Allotment Option, registered in the name of “CDS & Co.” or in such other name as the Lead Underwriter on behalf of the Underwriters may direct. The applicable terms, conditions and provisions of this Underwriting Agreement (including, without limitation, the provisions of Section 6 relating to closing deliveries unless otherwise agreed to by the Underwriters and the Company) shall apply mutatis mutandis to the issuance of any Additional Securities pursuant to any exercise of the Over-Allotment Option, except as otherwise agreed by the Company and the Lead Underwriter.

(2)                                  In the event that the Company shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the Offering price(s) and to the number of Additional

Securities issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

(3)                                  The Over-Allotment Option may be exercised solely for the purpose of covering the over- allocation position (as such concept is defined in National Instrument 41-101 — General Prospectus Requirements) of the Underwriters created in connection with the offering of the Units.

Section 12                                      Compensation of the Underwriters

(1)                                  Underwriting Fee. In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Company shall pay the Underwriters a commission (the “Underwriting Fee”) equal to 5% of the aggregate gross proceeds of the Offering. The obligation of the Company to pay the Underwriting Fee shall arise at Time of Closing and the Commission shall be fully earned by the Underwriters at that time. For greater certainty, the Underwriters shall be paid the Underwriting Fee in respect of the issue and sale of any Additional Securities purchased pursuant to the exercise of the Over-Allotment Option.

Section 13                                      Termination Rights

(1)                                  All terms and conditions set out in this Underwriting Agreement shall be construed as conditions and any breach or failure by the Company to comply with any such conditions in favour of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Units by written notice to that effect given to the Company prior to the Time of Closing. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

(2)                                  In addition to any other remedies which may be available to the Underwriters in respect of any default, act or failure to act, or non-compliance with the terms of this Underwriting Agreement by the Company, the Underwriters (or any of them) shall be entitled, at their option, to terminate and cancel, without any liability on the part of the Underwriters, their obligations under this Underwriting Agreement to purchase the Units by giving written notice to the Company at any time after the date hereof and prior to the Time of Closing:

(a)                                  if there is a material change in the affairs of the Company (on a consolidated basis) or there is discovered any previously undisclosed material fact required to be disclosed in the Offering Documents or there occurs a change in a material fact contained in the Offering Documents, in each case which, in the sole opinion of the Underwriters (or any of them), would reasonably be expected to have a significant adverse effect on the market price or value of the Common Shares;

(b)                                 if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any law or regulation which, in the sole opinion of the Underwriters (or any of them), acting reasonably, seriously and adversely affects, or involves, or will seriously and adversely affect, or involve the financial markets in Canada or the United States or the business, operations or affairs of the Company on a consolidated basis;

(c)                                  if any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, threatened or publicly announced or any order is made by any federal, provincial or other governmental authority, commission or securities regulatory authority, board, stock exchange, bureau, agency or instrumentality (except any such proceeding or order based solely upon the activities of the Underwriters) in relation to the Company or the Company’s directors or officers (and has not been rescinded, revoked or withdrawn),  which, in the reasonable opinion of the Underwriters (or any one of them), operates to prevent or restrict materially the distribution or trading of the Offered Securities;

(d)                                 if trading in any securities of the Company has been, or is threatened to be, suspended or materially limited by any Securities Regulator, the U.S. Securities and Exchange Commission, any state securities authority, the TSXV or the NYSE MKT or if trading generally on the TSXV or the NYSE MKT has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by the TSXV or NYSE MKT or by order of any Securities Regulator, the U.S. Securities and Exchange Commission or any other Governmental Authority; and

(e)                                  if the Company is in breach of any material term, condition or covenant of this Underwriting Agreement.

(3)                                  If the obligations of the Underwriters are terminated under this Underwriting Agreement pursuant to these termination rights, the liability of the Company to the Underwriters shall be limited to the obligations under Sections 14, 15, and 16.

(4)                                  A notice of termination given by one Underwriter under this Section 13 shall not be binding upon the other Underwriters.

Section 14                                      Survival of Representations and Warranties

All representation, warranties, covenants and agreements herein contained or contained in any documents delivered pursuant to this Underwriting Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase and sale of the Offered Securities and the termination of this Underwriting Agreement and shall continue in full force and effect for the benefit of the Underwriters and/or the Company, as the case may be, in accordance with applicable law, regardless of any subsequent disposition of the Units or the Warrant Shares for a period ending on the date that is two years following the Closing Date. The Underwriters and the Company shall be entitled to rely on the representations and warranties of the Company or the Underwriters, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters or the Company may undertake or which may be undertaken on their behalf.

Section 15                                      Indemnity

(1)                                  The Company covenants and agrees to protect, indemnify, and save harmless, each of the Underwriters and their respective affiliates, and each and every one of the directors, officers, employees and shareholders of the Underwriters (individually, an “Indemnified Party” and collectively, the “Indemnified Parties”) harmless from and against any and all expenses, losses, claims, actions, damages or liabilities (excluding loss of profits), joint or several (including the aggregate amount paid in settlement of any actions, suits, proceedings or claims) and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Indemnified Parties to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Indemnified Parties (or any of them), whether directly or indirectly, including, without limitation, by reason of:

(a)                                  any statement (except for statements relating solely to the Underwriters and furnished by them specifically for use in the Preliminary Prospectus and Final Prospectus) contained in the Offering Documents (including, for greater certainty, in any Documents Incorporated by Reference therein), which at the time and in the light of the circumstances under which it was made contains or is alleged to contain (i) a misrepresentation or (ii) any untrue statement of a material fact or omission or alleged omission to state in the Offering Documents (including, for greater certainty, in any Documents Incorporated by Reference therein), or any certificate of the Company delivered hereunder or pursuant hereto, any material fact (other than a material fact relating solely to the Underwriters) required to be stated therein or necessary to make any statement therein not misleading within the meaning of Canadian Securities Laws;

(b)                                 any order made, or inquiry, investigation or proceeding commenced by any securities regulatory authority or other competent authority based upon any misrepresentation, untrue statement or omission or alleged untrue statement or omission in the Offering Documents (including, for greater certainty, in any Documents Incorporated by Reference therein and except for information and statements relating solely to the Underwriters and furnished by them specifically for use in the Preliminary Prospectus and Final Prospectus) that prevents or restricts the trading in the Offered Securities or the distribution to the public, as the case may be, of any of the Offered Securities in any of the Qualifying Jurisdictions;

(c)                                  any negligence of willful misconduct by the Company relating to or connected with the Offering;

(d)                                 the Company not complying or any alleged non-compliance with any material requirement of Applicable Securities Laws or stock exchange requirements in connection with the transactions herein contemplated herein, including the Company’s non-compliance or alleged non-compliance with any statutory requirement to make any document available for inspection; or

(e)                                  any breach of, or default under any material representation, warranty, covenant, term, condition or agreement of the Company contained in this Underwriting Agreement or the failure of the Company to comply with any of its obligations hereunder.

(2)                                  Notwithstanding subsection 15(1), the indemnification in subsection 15(1) does not and shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that (i) the Indemnified Party has been negligent or dishonest or has committed any willful misconduct or fraudulent act in the course of such performance, or (ii) such losses, claims, liabilities, damages or expenses were caused or incurred by the negligence, fraud or wilful misconduct of the Underwriters referred to in (i).

(3)                                  If any matter or thing contemplated by this Section 15 shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Company as soon as possible of the nature of such claim (provided that omission to so notify the Company will not relieve the Company of any liability that it may otherwise have to the Indemnified Party hereunder, except to the extent the Company is materially prejudiced by such omission) and the Company shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to such Indemnified Party and that no settlement may be made by the Company or such Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.

(4)                                  In any such claim, such Indemnified Party shall have the right to retain other legal counsel to act on such Indemnified Party’s behalf, provided that the fees and disbursements of such other legal counsel shall be paid by such Indemnified Party, unless: (i) the Company and such Indemnified Party mutually agree to retain other legal counsel; or (ii) the representation of the Company and such Indemnified Party by the same legal counsel would, in the opinion of such counsel, be inappropriate due to actual or potential conflicting interests, and the Company shall have been advised in writing by counsel that representation of the Indemnified Party by counsel for the Company is inappropriate as a result of the actual or potential conflict in which event such fees and disbursements shall be paid by the Company to the extent that they have been reasonably incurred, provided that in no circumstances will the Indemnifiers be required to pay the fees and expenses of more than one set of legal counsel for all Indemnified Parties.

(5)                                To the extent that any Indemnified Party is not a party to this Underwriting Agreement, the Underwriters shall obtain and hold the right and benefit of this Section 15 in trust for and on behalf of such Indemnified Party.

(6)                                The rights of the Company contained in this Section 15 shall not enure to the benefit of any Indemnified Party if the Underwriters were provided with a copy of any amendment or supplement to the Offering Documents which corrects any untrue statement or omission or alleged omission that is the basis of a claim by a party against such Indemnified Party and that is required, under the applicable securities legislation or regulations, to be delivered to such party by the Underwriters.

(7)                                  The rights of the Indemnifiers contained in this Section 15 shall not enure to the benefit of any Indemnified Party to the extent that any such loss, claim, damage, or liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in any Offering Document in reliance upon and in conformity with written information concerning the Underwriters furnished to the Company by the Underwriters in writing specifically for use therein.

(8)                                The Company shall not be liable under this Section 15 for any settlement of any claim or action effected without its prior written consent.

Section 16                                      Contribution

In the event that the indemnity provided for in Section 15 is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Underwriters and the Indemnifiers shall contribute to the aggregate of all losses, claims, costs, damages, expenses or liabilities of the nature provided for above such that each Underwriter shall be responsible for that portion represented by the percentage that the portion of the Underwriting Fee payable by the Company to such Underwriter bears to the gross proceeds realized by the Company from the distribution, whether or not the Underwriters have been sued together or separately, and the Company shall be responsible for the balance, provided that, in no event, shall an Underwriter be responsible for any amount in excess of the portion of the Underwriting Fee actually received by such Underwriter.  In the event that the Company may be held to be entitled to contribution from the Underwriters under the provisions of any statute or law, the Company shall be limited to contribution in an amount not exceeding the lesser of: (a) the portion of the full amount of losses, claims, costs, damages, expenses, and liabilities giving rise to such contribution for which such Underwriter is responsible; and (b) the amount of the Underwriting Fee actually received by any Underwriter. Notwithstanding the foregoing, a person guilty of fraud or fraudulent misrepresentation or negligence shall not be entitled to contribution from any other party. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section 16, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this Section 16, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

Section 17                                      Expenses

The Company will be responsible for all reasonable expenses related to the Offering, whether or not it is completed, including, without limitation, all reasonable fees and disbursements of its legal counsel, accountants and auditors, expenses related to road shows and marketing activities, printing costs, filing fees, taxes thereon and all reasonable out-of-pocket expenses of the Underwriters (including their travel expenses in connection with due diligence and marketing meetings and the fees and disbursements and taxes thereon of their legal counsel subject to a maximum of $125,000 plus disbursements and applicable taxes for Canadian legal counsel and a maximum of US$25,000 plus disbursements and applicable taxes for US legal counsel). Costs and expenses of the Underwriters will be payable by the Company to the Lead Underwriter, on behalf of the Underwriters, at the Time of Closing.

Section 18                                      Liability of the Underwriters

(1)                                  The obligation of the Underwriters to purchase the Units (or the Additional Units, if the Over-Allotment Option is exercised) in connection with the Offering at the Time of Closing (or the Over-Allotment Closing Date in the case of the exercise of the Over-Allotment Option) shall be several, and not joint, nor joint and several, and shall be as to the following percentages to be purchased at any such time:

Cormark Securities Inc.	30%
National Bank Financial Inc.	20%
Paradigm Capital Inc.	20%
BMO Nesbitt Burns Inc.	15%
Casimir Capital Ltd.	7%
Canaccord Genuity Corp.	4%
TD Securities Inc.	4%

(2)                                  If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Units (or the Additional Units, if the Over-Allotment Option is exercised) (the “Defaulted Securities”) which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the “Continuing Underwriters”) shall be entitled, at their option, to purchase all but not less than all of the Defaulted Securities which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Units to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the Defaulted Securities pursuant to the foregoing:

(a)                                  if the number of Defaulted Securities does not exceed 5% of the number of Units to be purchased hereunder, the Continuing Underwriters shall be obligated, each severally, and not jointly, nor jointly and severally, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligation of all Continuing Underwriters, or

(b)                                 if the number of Defaulted Securities exceeds 5% of the number of Units to be purchased hereunder, the Continuing Underwriters may, but shall not be obligated to purchase any of the Defaulted Securities and the Company shall have the right to either (i) proceed with the sale of the Units (less the Defaulted Securities) to the Continuing Underwriters, or (ii) terminate its obligations hereunder without liability to the Continuing Underwriters, except pursuant to the provisions of Sections 15, 16 and 17. Nothing in this Underwriting Agreement shall oblige any U.S. Affiliate of any of the Underwriters to purchase the Units. Any U.S. Affiliate who makes any offers or sales of the Units to persons in the United States will do so solely as an agent for an Underwriter.

Section 19                                      Action by Underwriters

All steps which must or may be taken by the Underwriters in connection with this Underwriting Agreement, with the exception of the matters relating to termination contemplated by Section 13, may be taken by the Lead Underwriter on behalf of the Lead Underwriter and the other Underwriters, and the execution of this Underwriting Agreement by the Company shall constitute the Company’s authority for accepting notification of any such steps from, and for delivering the definitive documents constituting the Offered Securities to, or to the order of, the Lead Underwriter.

Section 20                                      Governing Law

This Underwriting Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the parties irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

Section 21                                      Notices

All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered or facsimile to such other party as follows:

(a)                                  If to the Company, to:

Sandstorm Gold Ltd.

Suite 1400, 400 Burrard Street

Vancouver, BC  V6C 3A6

Attention: Nolan Watson, President and Chief Executive Officer

Telecopier: (604) 689-7317

with a copy (but not as to notice) to:

Cassels Brock & Blackwell LLP

Suite 2200, HSBC Building

885 West Georgia Street

Vancouver, BC  V6C 3E8

Attention: Jennifer Traub

Telecopier: (604) 691-6120

(b)                                 If to the Underwriters, to:

Cormark Securities Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2800, P.O. Box 63

Toronto, Ontario M5J 2J2

Attention: Darren Wallace

Telecopier: (416) 943-6496

National Bank Financial Inc.

Park Place

Suite 3300, 666 Burrard Street

Vancouver, British Columbia V6C 2X8

Attention: Daniel Wilton

Telecopier: (604) 682-2132

Paradigm Capital Inc.

Suite 2101, P.O. Box 55

95 Wellington Street West

Toronto, Ontario M5J 2N7

Attention: John Warwick

Telecopier: (416) 361-0679

BMO Nesbitt Burns Inc.

885 West Georgia Street

Vancouver, BC  V6C 3E8

Attention: Carter Hohmann

Telecopier: (604) 443-1408

Casimir Capital Ltd.

145 Adelaide Street West

Suite 200

Toronto, Ontario M5H 4E5

Attention: Riley Keast

Telecopier: (647) 344-3901

Canaccord Genuity Corp.

2200-609 Granville  Street

Vancouver, British Columbia V7Y 1H2

Attention: Ali Pejman

Telecopier: (604) 643-7733

TD Securities Inc.

Suite 1700, 700 West Georgia Street

Vancouver, British Columbia V7Y 1B6

Attention: Edward McGurk

Telecopier: (604) 654-3671

with a copy (but not as to notice) to:

Wildeboer Dellelce LLP

Wildeboer Dellelce Place

365 Bay Street, Suite 800

Toronto, Ontario M5H 2V1

Attention: Peter Simeon

Telecopier: (416) 361-1790

or at such other address or facsimile number as may be given by either of them to the other in writing from time to time and such notices or other communications shall be deemed to have been received when delivered or, if facsimile, on the next business day after such notice or other communication has been facsimile (with receipt confirmed).

Section 22                                      Counterpart Signature

This Underwriting Agreement may be executed in one or more counterparts (including counterparts by facsimile, PDF or other electronic means), which together shall constitute an original copy hereof as of the date first noted above.

Section 23                                      Time of the Essence

Time shall be of the essence in this Underwriting Agreement.

Section 24                                      Severability

If any provision of this Underwriting Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Underwriting Agreement and shall be severable from this Underwriting Agreement.

Section 25                                      Entire Agreement

This Underwriting Agreement constitutes the entire agreement between the Underwriters and the Company relating to the subject matter hereof and supersedes all prior agreements between the Underwriters and the Company relating to the Offering.

Section 26                                      Obligations of the Underwriters

In performing their respective obligations under this Underwriting Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Underwriting Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

Section 27                                      Market Stabilization

In connection with the distribution of the Offered Securities, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares or Warrants at levels other than those which might otherwise prevail in the open market, but in each case as permitted by applicable Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 28                                      Effective Date

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

[Remainder of Page Left Blank Intentionally]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Underwriting Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

CORMARK SECURITIES INC.

Per:	/s/ Darren Wallace
Authorized Signing Officer

NATIONAL BANK FINANCIAL INC.

Per:	/s/ Daniel W. Wilton
Authorized Signing Officer

PARADIGM CAPITAL INC.

Per:	/s/ John Warwick
Authorized Signing Officer

BMO NESBITT BURNS INC.

Per:	/s/ Carter Hohmann
Authorized Signing Officer

CASIMIR CAPITAL LTD.

Per:	/s/ Riley Keast
Authorized Signing Officer

CANACCORD GENUITY CORP.

Per:	/s/ Ali Pejman
Authorized Signing Officer

TD SECURITIES INC.

Per:	/s/ Edward McGurk
Authorized Signing Officer

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED at Vancouver, British Columbia as of this 24th day of August, 2012.

SANDSTORM GOLD LTD.

Per:	/s/ Erfan Kazemi
Authorized Signing Officer

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

As used in this Schedule “A”, the following terms shall have the following meanings:

“affiliate” means “affiliate” as that term is defined in Rule 405 under the U.S. Securities Act;

“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States or to, or for the account or benefit of, U.S. Persons for any of the Offered Securities and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Offered Securities;

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S; and

“U.S. Purchaser’s Letter” means the U.S. purchaser’s letter in the form of Exhibit “A” to the final U.S. Private Placement Memorandum (attaching the Final Prospectus).

All other capitalized terms used but not otherwise defined in this Schedule “A” shall have the meanings assigned to them in the Agreement to which this Schedule “A” is attached.

1.                                       Each Underwriter represents, warrants covenants and agrees to and with the Company that:

(a)                                  it acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons except pursuant to the Agreement and this Schedule “A” and the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(2) thereof and Rule 506 of Regulation D to Accredited Investors and an applicable exemption from the registration or qualification requirements of applicable state securities (“blue sky”) laws (it being understood that pursuant to the Underwriting Agreement, no Additional Units and/or Additional Shares and/or Additional Warrants shall be issued in the United States or to or for the account of any U.S. Persons).  It has not offered or sold, and will not offer or sell, any of the Offered Securities except (A) in accordance with the foregoing exemptions, or (B) in offshore transactions in compliance with Rule 903 of Regulation S.  Accordingly, except in connection with offers and sales pursuant to Rule 506 of Regulation D, or as permitted by Rule 903 of Regulation S, it has not made and will not make (i) any offer to sell Offered Securities to or solicitation of an offer to buy Offered Securities from a person in the United States or to, or for the account or benefit of, U.S. Persons, or (ii) any sale of Offered Securities unless at the time the purchaser’s buy order was or will be originated the purchaser was outside the United States or it and its affiliates reasonably believed that the purchaser was outside the United States, or (iii) any Directed Selling Efforts in the

United States or to, or for the account or benefit of, U.S. Persons with respect to the Offered Securities;

(b)                                 it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its affiliates, U.S. Affiliates and any Selling Firm members or with the prior written consent of the Company; and

(c)                                  it shall require each U.S. Affiliate to agree, for the benefit of the Company, to comply with, and shall use its reasonable best efforts to ensure that each U.S. Affiliate complies with, the applicable provisions of this Schedule “A” as if such provisions applied to such U.S. Affiliate.

(d)                                 all offers and sales of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons have been and will be effected through one or more of the U.S. Affiliates in accordance with all applicable U.S. broker-dealer requirements;

(e)                                  each U.S. Affiliate is a Qualified Institutional Buyer or an Accredited Investor, and is and on the date of each offer and sale of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons was and will be duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements), and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.;

(f)                                    it will not, either directly or through a U.S. Affiliate, solicit offers for, or offer to sell, the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, nor has it done so, by means of any form of General Solicitation or General Advertising and neither it nor its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts with respect to the Offered Securities offered and sold pursuant to Rule 903 of Regulation S;

(g)                                 it will solicit, and will cause each U.S. Affiliate to solicit, offers for the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons only from, and will offer the Offered Securities only to, and it and they have offered and solicited only from and to, persons it reasonably believes to be Accredited Investors (in the case of a person offered Offered Securities pursuant to Rule 506 of Regulation D;

(h)                                 it will inform, or cause each U.S. Affiliate to inform, all purchasers of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons that the Offered Securities have not been and will not (nor will any underlying securities) be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance upon Rule 506 of Regulation D and will contain restrictive legends indicating such status as set forth in the U.S. Private Placement Memorandum;

(i)                                     it has delivered or will deliver, through a U.S. Affiliate the U.S. Private Placement Memorandum to each person in the United States and to each U.S. Person to which it has offered (either directly or for the account or benefit of) Offered Securities, and the Supplemental Material, if any.  Prior to any sale by it of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, it will deliver, through a U.S. Affiliate, a copy of the Offering Documents to the purchaser of such Offered Securities;

(j)                                     In addition, until 40 days after the commencement of the offering of Units, an offer or sale of the Securities within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such an offer or sale is made otherwise than in accordance with an exemption under the U.S. Securities Act.

(k)                                  none of the Underwriters, or any person acting on their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with any distribution of the Offered Securities that is subject to Regulation M;

(l)                                     it shall cause each U.S. Affiliate to agree and comply with, for the benefit of the Company, to the same provisions as are contained in this Schedule “A”;

(m)                               at least one business day prior to each closing, it shall cause each U.S. Affiliate to provide the Company with a list of all purchasers of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons and a U.S. purchaser’s letter completed and executed by each Accredited Investor that is purchasing Offered Securities, including their place of residence; and

(n)                                 at each closing, it and its U.S. Affiliates will either (i) provide a certificate, substantially in the form of Exhibit 1 to this Schedule “A”, or (ii) be deemed to have represented and warranted to the Company as of the closing time that neither it nor they offered or sold any Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons.

2.                                       It is understood and agreed by the Underwriters that (i) the sale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons will be made only by the Company pursuant to Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D to Substituted Purchasers designated by the Underwriters or the U.S. Affiliates whom the Underwriters or their respective U.S. Affiliates reasonably believe, based on a pre-existing business relationship, to be

3.                                       Accredited Investors and in all cases, in compliance with any applicable state securities laws of the United States, provided that prior to any such sale each purchaser shall have been provided with the Offering Documents, including the U.S. Private Placement Memorandum and any Supplemental Material, and purchaser shall have executed and delivered a U.S. Purchaser’s Letter and (ii) the Corporation was originally incorporated as a Capital Pool Company under the Capital Pool Company Program offered by the TSXV (and is currently deemed to have been a “shell company” under U.S. securities laws) and, accordingly, Rule 144 will not be available to remove any restrictive legend as set out in the U.S. Private Placement Memorandum prior to July 27, 2013 and, provided, further, that the other requirements for legend removal set forth under Rule 144 are also satisfied after such date.

4.                                       The Company represents, warrants, covenants and agrees to and with the Underwriters that:

(a)                                  it is, and at each closing will be, a “foreign issuer” (as such term is defined in Regulation S) that reasonably believes that there is no Substantial U.S. Market Interest in its common shares;

(b)                                 it is not, and giving effect to the offering and sale of the Offered Securities and the application of the proceeds thereof as described in the Final Prospectus, will not be registered or required to register as an “investment company” pursuant to the provisions of the United States Investment Company Act of 1940, as amended;

(c)                                  neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 506 of Regulation D;

(d)                                 none of it, its affiliates or any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation, warranty or covenant is made) has offered or will offer to sell the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons by means of any form of General Solicitation or General Advertising;

(e)                                  none of it, its affiliates or any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation, warranty or covenant is made) has engaged or will engage in any Directed Selling Efforts in the United States or to, or for the account or benefit of, U.S. Persons with respect to the Offered Securities offered and sold under this Agreement pursuant to Rule 903 of Regulation S;

(f)                                    none of the Company, its affiliates or any persons acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on their behalf, in respect of which no representation, warranty or covenant is made) (i) has offered or sold or will offer or sell the Offered Securities except through the Underwriters and the U.S. Affiliates in compliance with this Schedule “A”, or (ii) has taken or will take any action that would cause the exemptions or exclusions from registration provided by Rule 903 of Regulation S or Rule 506 of Regulation D to be unavailable with respect to offers and sales of the Offered Securities pursuant to this Schedule “A”; and

(g)                                 except as disclosed in the Offering Documents, if applicable, the Company has not sold, offered for sale or solicited any offer to buy, and will not sell, offer for sale or solicit any offer to buy, any of its securities in the United States or to, or for the account or benefit of, U.S. Persons in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the exemptions from registration set forth in Rule 506 of Regulation D to become unavailable with respect to offers and sales of the Offered Securities contemplated hereby.

EXHIBIT 1

UNDERWRITERS’ CERTIFICATE

In connection with the private placement of Offered Securities (the “Securities”) of Sandstorm Gold Ltd. (the “Company”) in the United States or to, or for the account or benefit of, U.S. Persons, the undersigned •, one of the several Underwriters referred to in the underwriting agreement dated as of August 24, 2012, between the Company and the Underwriters (the “Underwriting Agreement”), and •, in its capacity as placement agent in the United States or to, or for the account or benefit of, U.S. Persons for such Underwriter (the “U.S. Affiliate”), do hereby certify that:

(a)                                  the U.S. Affiliate is, and was on the date of each offer and sale of Securities in the United States or to, or for the account or benefit of, U.S. Persons, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the laws of each state in which such offer or sale was made (unless exempted from the respective state’s broker-dealer registration requirements), and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc., and all offers and sales of Securities in the United States or to, or for the account or benefit of, U.S. Persons have been and will be effected by the U.S. Affiliate in compliance with all U.S. federal and state broker-dealer requirements;

(b)                                 neither we nor our representatives have utilized or engaged in, and neither we nor our representatives will utilize or engage in, any form of General Solicitation or General Advertising;

(c)                                  each offeree was provided with the Offering Documents (which shall include the U.S. Private Placement Memorandum), and we have not used and will not use any written material other that the Offering Documents or Supplemental Material, if any;

(d)                                 immediately prior to transmitting any of the foregoing materials to offerees, we had reasonable grounds to believe and did believe, based on a pre-existing relationship, that each offeree was an Accredited Investor, in the case of a person that we offered Securities as agent for the Company and, on the date hereof, we continue to believe that each offeree that purchases Securities from the Company as a Substituted Purchaser is an Accredited Investor with whom the Underwriter or the U.S. Affiliate had a pre-existing business relationship;

(e)                                  the offering of the Securities has been conducted by us in accordance with the Underwriting Agreement;

(f)                                    prior to any sale of Securities in the United States or to, or for the account or benefit of, U.S. Persons pursuant to Rule 506 of Regulation D or another applicable exemption from the registration requirements under the U.S. Securities Act, we caused each U.S. purchaser to execute a U.S. Purchaser’s Letter and provided a copy to the Company.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

[Signature page follows]

6

Dated this          day of                       , 2012.

[NAME OF UNDERWRITER]		[NAME OF U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title: